Exhibit 99.1

 News Release

Kinross provides outlook for 2008 and 2009

Growth projects expected to increase 2008 production by 20 per cent; costs expected to decrease as new projects come on stream

(This news release contains forward-looking information that is subject to the risk factors and assumptions set out on page 2 of this news release and in our Cautionary Note on Forward-Looking Statements located on page 4. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Canada, January 18, 2008 -- Kinross Gold Corporation (TSX-K; NYSE-KGC) today provided its outlook for 2008 and 2009 and a progress report on its three development projects scheduled to start up this year.

“This will be an important year of transition at Kinross. In 2008, we expect to bring all three of our new, lower-cost development projects into production on schedule, increasing our gold equivalent production by 20 per cent this year and setting the stage for expected production of 2.5 to 2.6 million ounces in 2009, a 60-per-cent increase over 2007 production,” said President and CEO Tye Burt.

2007 Preliminary Operating Results

In 2007, Kinross produced approximately 1.6 million gold equivalent ounces, in line with its previously-stated guidance for the full year. Based on a preliminary review of fourth quarter 2007 results, including the impact of higher royalty costs as a result of a higher gold price, and higher energy costs, Kinross currently expects its full-year average cost of sales for 2007 to be at the high end of, or slightly above, its previously stated cost of sales guidance range of $355 to $365 per gold equivalent ounce.   The Company will provide a final statement of its 2007 production and cost of sales as part of its fourth quarter and year-end 2007 financial results, which will be issued on February 21, 2008.  The Company will also issue an updated mineral reserve statement at that time.

Outlook for 2008 and 2009

In 2008, Kinross expects to produce approximately 1.9 – 2.0 million gold equivalent ounces, an increase of approximately 20 per cent from 2007 production levels, and 2.5 – 2.6 million gold equivalent ounces in 2009.  These forecasts reflect the  positive impact of new production from the Company’s three development projects at Paracatu (Brazil), Kupol (Russian Federation), and Buckhorn (USA), all of which are expected to be commissioned during 2008, as well as reduced production resulting from the asset swap with Goldcorp and expected slight reductions in production at Fort Knox and Round Mountain due to lower grades.

Cost of sales per gold equivalent ounce is expected to average between $365 and $375 for the full year 2008. By the fourth quarter of 2008, the average cost of sales is expected to decrease to between $325 and $335 per gold equivalent ounce.  As illustrated in the table below, costs are expected to decrease progressively over the course of the year as the Paracatu, Kupol, and Buckhorn projects are commissioned and total production increases. Based on the assumptions noted below, Kinross expects the average fourth quarter 2008 cost of sales per ounce to be indicative of the Company’s average 2009 costs.

KINROSS GOLD CORPORATION www.kinross.com	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX:416-363-6622 TOLL FREE:866-561-3636

“We expect our costs to decrease significantly over the course of 2008, especially in the fourth quarter, as the new projects reach full production.  In 2009, we expect to reap the full benefit of the transformation in our production and cost profile as our three new projects operate at full capacity for the entire year,” said Mr. Burt.

Material assumptions used to forecast cost of sales are: a gold price of $700 per ounce, a silver price of $12.85 per ounce, an oil price of $80 per barrel, and 1.75 Brazilian reais to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 25 Russian rubles to the U.S. dollar and 530 Chilean pesos to the U.S. dollar. Due to a significant silver contribution from Kupol and La Coipa ore, the Company has prepared forecasts for 2008 production and average cost of sales on both a co-product and by-product accounting basis, as summarized in the following table:

Accounting Basis	2008 (forecast)
Co-product basis
Gold equivalent ounces	1.9-2.0 million
Average cost of sales per gold equivalent ounce	$365-375

By-product basis
Gold ounces	1.75-1.85 million
Silver ounces	8.5-8.8 million
Average cost of sales per gold ounce	$335-345

KINROSS GOLD CORPORATION Page 2

Project Updates

Paracatu:
Construction of the Paracatu expansion project is proceeding on schedule and was approximately 71 per cent complete as of December 31, 2007. Paracatu is targeted to begin commissioning at the beginning of July 2008, and reach full production capacity of 160,000 tonnes per day by the end of commissioning. The project will increase gold production at Paracatu from approximately 175,000 ounces in 2007 to approximately 305,000-335,000 ounces in 2008, at an expected average cost of sales of $390-400 per ounce for 2008. The Paracatu cost of sales is expected to decrease to an average of approximately $345-355 per ounce in the fourth quarter of 2008.

As previously disclosed, the strengthening of the Brazilian real over the construction period has increased capital costs by $40 million above the original project budget. In addition, labour and material costs have increased, so that the total capital cost of the project is now forecast to be approximately $540 million, or 15 per cent higher than the original $470 million project budget. Kinross has reduced its exposure to the Brazilian real through project completion by entering into currency hedges on approximately 70 per cent of the project’s remaining capital costs at an average currency exchange rate of 2.14 Brazilian reais to the U.S. dollar.

Kupol:
Construction of the Kupol project is proceeding on schedule and on budget and was 87 per cent complete as of December 31, 2007. As previously disclosed, a long-term lease agreement, valid until 2024, has been executed and registered with the appropriate Russian authorities establishing long-term surface lease rights to the Kupol project lands.

Kupol is targeted to begin commissioning at the beginning of May 2008, and the milling rate is expected to reach approximately 3,000 tonnes per day by the completion of commissioning.

The Kinross share of Kupol production for 2008 is expected to be approximately 365,000-390,000 gold equivalent ounces, at an expected average cost of sales on a co-product basis of  $235-245 per ounce for the year. The Kupol cost of sales is expected to decrease to an average of approximately $210-220 per gold equivalent ounce in the fourth quarter of 2008.

Buckhorn:
Surface construction on the Buckhorn mine project is proceeding on schedule and on budget and was approximately 78 per cent complete as of December 31, 2007. The project is targeted to commence gold production at the beginning of October 2008. Expected production for 2008 is approximately 25,000-30,000 ounces, at an expected average cost of sales of $290-300 per ounce. The cost of sales is expected to decrease once the project is operating at full capacity by the end of 2008.

Summary of New Development Production for 2008

The table below summarizes the expected impact of the three development projects on production and costs in 2008, using the assumptions outlined on page two and based on the current project timetable (note that Paracatu includes both current and expanded production):

	Scheduled start-up	Forecast 2008 production	Average 2008 cost of sales (US$/oz)
(gold equivalent oz)
Existing operations (excluding Paracatu)		1,205,000-1,245,000	395-405
Kupol	May-08	365,000-390,000	235-245
Paracatu (existing operations and expansion)	Jul-08	305,000-335,000	390-400
Buckhorn	Oct-08	25,000-30,000	290-300
Consolidated		1,900,000-2,000,000	365-375

KINROSS GOLD CORPORATION Page 3

2008 Expenditures

Capital expenditures for 2008 are forecast to be approximately $600 million, of which approximately $425 million relates to growth initiatives, including $190 million for the Paracatu expansion, $100 million for the Kupol project, and $27 million for the Buckhorn project.

Exploration and business development expenses for 2008 are forecast to be approximately $60 million. Further details on the Company’s exploration activity and reserve additions will be provided in the fourth quarter and year-end 2007 release.  In 2008, general and administrative expense is forecast to increase to approximately $80 million, primarily due to the impact of a stronger Canadian dollar and higher personnel costs.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, RussiaandChile, and approximately 5,000 employees worldwide.Kinross is listed on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Cautionary Note on Forward-Looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) andthe provisions for “safe harbour” underthe United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) permitting and development of the Phase 7 pit expansion and the heap leach project at Fort Knox proceeding on a basis consistent with Kinross’ current expectations; (5) permitting and development at the Kupol gold and silver project proceeding on a basis consistent with Kinross’ current expectations; (6) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levelsor as set out in this news release; (7) certain price assumptions for gold and silver; (8) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (9) production forecasts meetingexpectations; (10) the accuracy of our current mineral reserve and mineral resource estimates; and (11) materials and labour costs increasing on a basis consistent with Kinross’ expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets;

KINROSS GOLD CORPORATION Page 4

fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, those made in the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, and those made in the “Risk Factors” section of our most recently filed Annual Information Form and other filings with the securities regulators of Canada and the U.S .  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Key sensitivities
Approximately 55-60% of our costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $13 impact on cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $6 impact on cost of sales per ounce.

Media contact:
Steve Mitchell
Director, Corporate Communications
Kinross Gold Corporation
(416) 365-2726

Investor relations:
Erwyn Naidoo
Director, Investor Relations
Kinross Gold Corporation
(416) 365-2744

KINROSS GOLD CORPORATION Page 5